Filed Pursuant to Rule 433

Registration No. 333-186728

Supplementing the Preliminary Prospectus

Supplement dated September 9, 2014

(To Prospectus dated February 19, 2013)

$2,000,000,000

The Dow Chemical Company

$900,000,000 3.500% Notes due 2024

$600,000,000 4.250% Notes due 2034

$500,000,000 4.625% Notes due 2044

Final Term Sheet

September 9, 2014

Issuer:	The Dow Chemical Company

Long-term Debt Ratings:	Moody’s: Baa2 (Stable Outlook) S&P: BBB (Stable Outlook) Fitch: BBB (Stable Outlook)

Type of Offering:	SEC Registered (No. 333-186728)

Listing:	None

Trade Date:	September 9, 2014

Settlement Date (T+5):	September 16, 2014

Change of Control:	If a change of control repurchase event occurs, the Issuer will be required, unless the Issuer has exercised its right to redeem the Notes, to make an offer to repurchase all or any part of the Notes of each series at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated September 9, 2014 relating to the Notes).

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA Inc. RBS Securities Inc.

Senior Co-Managers:

Banca IMI S.p.A.

BBVA Securities Inc.

RBC Capital Markets, LLC

Santander Investment Securities, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Charted Bank

Wells Fargo Securities, LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

Title of Securities:	3.500% Notes due 2024	4.250% Notes due 2034	4.625% Notes due 2044

Aggregate Principal Amount Offered:	$900,000,000	$600,000,000	$500,000,000

Maturity Date:	October 1, 2024	October 1, 2034	October 1, 2044

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning on April 1, 2015	Semi-annually on April 1 and October 1, beginning on April 1, 2015	Semi-annually on April 1 and October 1, beginning on April 1, 2015

Coupon (Interest Rate):	3.500%	4.250%	4.625%

Price to Public (Issue Price):	98.730%	97.636%	98.338%

Yield to Maturity:	3.652%	4.429%	4.729%

Benchmark Treasury:	UST 2.375% due August 15, 2024	UST 3.375% due May 15, 2044	UST 3.375% due May 15, 2044

Benchmark Treasury Price and Yield:	98-28+; 2.502%	102-24+; 3.229%	102-24+; 3.229%

Spread to Benchmark Treasury:	1.150% (115 basis points)	1.200% (120 basis points)	1.500% (150 basis points)

Optional Redemption:	The Notes will be redeemable, at any time in whole or from time to time in part, prior to July 1, 2024 (three months prior to their maturity date) at a redemption price equal to (A) the greater of: (i) 100% of the principal amount of the Notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points plus (B) accrued and unpaid interest thereon to, but excluding, the redemption date.	The Notes will be redeemable, at any time in whole or from time to time in part, prior to April 1, 2034 (six months prior to their maturity date) at a redemption price equal to (A) the greater of: (i) 100% of the principal amount of the Notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points plus (B) accrued and unpaid interest thereon to, but excluding, the redemption date.	The Notes will be redeemable, at any time in whole or from time to time in part, prior to April 1, 2044 (six months prior to their maturity date) at a redemption price equal to (A) the greater of: (i) 100% of the principal amount of the Notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points plus (B) accrued and unpaid interest thereon to, but excluding, the redemption date.

	On or after July 1, 2024 (three months prior to their maturity date), the Notes will be redeemable at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.	On or after April 1, 2034 (six months prior to their maturity date), the Notes will be redeemable at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.	On or after April 1, 2044 (six months prior to their maturity date), the Notes will be redeemable at any time in whole or from time to time in part, at the Issuer’s option at par plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP Number:	260543 CJ0	260543 CK7	260543 CL5

ISIN Number:	US260543CJ01	US260543CK73	US260543CL56

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Deutsche Bank Securities Inc. toll free at (800) 503-4611; Mizuho Securities USA Inc. toll-free at (866) 271-7403 or RBS Securities Inc. toll-free at (866) 884-2071.